Exhibit 16.1

October 29, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated October 29, 2024, of UGI Corporation and are in agreement with the statements contained in the third sentence of the first paragraph, and the second, third and fourth paragraphs. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP